UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1−SA/A

(Amendment No. 1)

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2019

Tulsa Real Estate Fund, LLC

(Exact name of issuer as specified in its charter)

Georgia	81-5055009
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3015 R.N. Martin Street, East Point, GA 30344

(Full mailing address of principal executive offices)

844-73-TULSA

(Issuer’s telephone number, including area code)

EXPLANATORY NOTE

Tulsa Real Estate Fund, LLC is filing this Amendment No. 1 on Form 1-SA/A (“Amendment”) to amend its Semiannual Report on Form 1-SA for the period ended June 30, 2019, which was originally filed with the Securities and Exchange Commission on October 2, 2019 (the “Form 1-SA”).

This Amendment is being filed to amend and restate the Form 1-SA in its entirety. The Form 1-SA, as amended by this Amendment, continues to be as of October 2, 2019 and does not reflect events occurring after October 2, 2019.

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Use of Terms

Except as otherwise indicated by the context and for the purposes of this report only, references in this report to “we,” “us,” “our” or “our company” refer to Tulsa Real Estate Fund, LLC, a Georgia limited liability company, and its consolidated subsidiaries.

Special Note Regarding Forward Looking Statements

Certain information contained in this report includes forward-looking statements. The statements herein which are not historical reflect our current expectations and projections about our company’s future results, performance, liquidity, financial condition, prospects and opportunities and are based upon information currently available to our company and our management and our interpretation of what is believed to be significant factors affecting the businesses, including many assumptions regarding future events.

Forward-looking statements, which involve assumptions and describe our future plans, strategies, and expectations, are generally identifiable by use of the words “may,” “should,” “expect,” “anticipate,” “estimate,” “believe,” “intend,” or “project” or the negative of these words or other variations on these words or comparable terminology. Actual results, performance, liquidity, financial condition, prospects and opportunities could differ materially from those expressed in, or implied by, these forward-looking statements as a result of various risks, uncertainties and other factors. Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including, without limitation, the risks outlined under “Risk Factors” included in our Offering Statement on Form 1-A, as amended and supplemented to date (file no. 024-10782), and matters described in this report generally. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements contained in this report will in fact occur.

Potential investors should not place undue reliance on any forward-looking statements. Except as expressly required by the federal securities laws, there is no undertaking to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason.

The specific discussions herein about our company include financial projections and future estimates and expectations about our company’s business. The projections, estimates and expectations are presented in this report only as a guide about future possibilities and do not represent actual amounts or assured events. All the projections and estimates are based exclusively on our management’s own assessment of our business, the industry in which we work and the economy at large and other operational factors, including capital resources and liquidity, financial condition, fulfillment of contracts and opportunities. The actual results may differ significantly from the projections.

Overview

Our company was formed on July 20, 2016 and we commenced operations in June 2018. Our overall strategy is to purchase multifamily, single family, commercial property and raw land in mostly urban communities and to rehab, develop, lease or sell those properties for a profit. This may include property acquisition, development, and lending activities. To date, we have generated revenues in two ways: from quick turnaround assets and long-term investments.

We believe that there is an opportunity in the domestic marketplace to create and operate a successful real estate investment company. We intend to provide real estate investment opportunities and property management services for investors interested in achieving financial success by taking advantage of the real estate market across the country, but specifically in communities adversely affected by gentrification in the United States. This strategy may include properties located in what are deemed as opportunity zones. An opportunity zone is an economically-distressed community where new investments, under certain conditions, may be eligible for preferential tax treatment. Localities qualify as opportunity zones if they have been nominated for that designation by the state and that nomination has been certified by the Secretary of the U.S. Treasury via delegation of authority to the Internal Revenue Service.

We look to serve our investors by working to maximize their income while at the same time controlling expenses.

Recent Developments

Refinance of Knapp Street Loan

On January 3, 2020, Elixir of Life LLC repaid the note referred to below through a refinance for a total payoff amount of $532,181. On the same day, Elixir of Life LLC issued a new promissory note to us in the principal amount of $50,000 and we loaned $50,000 to the borrower under this note. This note matures on January 2, 2022 and accrues interest at a rate of 15% per annum. In addition to the principal and interest, the borrower is required to pay an exit fee of $7,500 when the note is repaid. The note is secured by a second mortgage on the property.

Investment in Tredway Properties

On June 3, 2019, our wholly owned subsidiary JMREP 28, LLC, or JMREP, entered into an amended and restated operating agreement with Alchemy Real Estate Investment Group LLC, or Alchemy, related to the formation and management of 2360 Tredway Properties, LLC, or Tredway, a company organized to engage in a single held asset for a 98-unit apartment community in Macon, Georgia known as The Oaks North. Pursuant to the operating agreement, JMREP acquired a 40% ownership interest in Tredway in exchange for a capital contrition of $550,000, which was made by JMREP on July 3, 2019. Pursuant to the operating agreement, JMREP received an origination fee of $16,500.

Pursuant to the operating agreement, cash flow shall be distributed as follows: (1) JMREP will receive 60% of the operational cash flow and Alchemy 40% of the operational cash flow until JMREP has received total distributions equal to its $550,000 capital contribution; (2) JMREP will receive 100% of all capital transaction net cash flows (proceeds from a debt refinancing and/or sale of the property) until JMREP has received total distributions equal to its $550,000 capital contribution; and (3) After JMREP has received total distributions equal to $550,000 from any source, all future distributions shall be made and aligned with the ownership interest with Alchemy being 60% and JMREP being 40%. Tredway is co-managed by Jermaine Morrison of JMREP and EJ Hawkins of Alchemy.

Additional Note Receivable

On July 15, 2019, we entered into an interest only note in the principal amount of $548,000 related to a loan for the refinance of two (2) student housing properties totaling 28 units located at Spelman College and Morehouse College in Atlanta. On July 15, 2019, we loaned $491,631 to the borrower under this note. This note matures on August 15, 2020, accrues interest at a rate of 8% per annum and includes deferral of interest payments until August 15, 2019. The borrower may extend the maturity date for one additional six month period upon payment of an extension fee of $5,000. In addition to the principal and interest, the borrower is required to pay an exit fee of $23,325 on the earlier of (i) the maturity date, (ii) upon the borrower refinancing the property or (iii) the borrower selling the property. The note is secured by a mortgage on the property. We charged an origination fee of $9,122 in connection with this loan.

Emerging Growth Company

We qualify as an “emerging growth company” under Jumpstart Our Business Startups Act, or the JOBS Act. As a result, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements. For so long as we are an emerging growth company, we will not be required to:

●	have an auditor report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;

●	comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

●	submit certain executive compensation matters to shareholder advisory votes, such as “say-on-pay” and “say-on-frequency;” and

●	disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We will remain an “emerging growth company” for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our common shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period.

Results of Operations

The following table sets forth key components of our results of operations during the six months ended June 30, 2019 and 2018.

	Six Months Ended June 30,		Increase (Decrease)
	2019	2018	$	%
Revenue:
Loan origination fees	$53,132	$-	$53,132	-
Mortgage interest income	27,879	-	27,879	-
Rental income	3,000	-	3,000	-
Transaction fees	47,000	-	47,000	-
Total revenue	131,011	-	131,011	-
Operating expenses:
Marketing, general and administrative	256,901	95	256,806	270,322.11%
Management fee	201,843	277,133	(75,290)	27.17%
Total operating expenses	458,744	277,228	181,516	65.48%
Operating loss	(327,733)	(277,228)	50,505	18.22%
Other income:
Interest and dividend income	29,863	-	29,863	-
Net loss	$(297,870)	$(277,228)	$20,642	7.45%%

Revenue. We generate revenue from loan origination fees, mortgage interest income, rental income and transaction fees. Since we began operations in June 2018, we did not generate any revenue during the six months ended June 30, 2018. For the six months ended June 30, 2019, our total revenue was $131,011, comprised of loan origination fees of $53,132, mortgage interest income of $27,879, rental income of $3,000 and transaction fees of $47,000.

Marketing, general and administrative expenses. Our marketing, general and administrative expenses include marketing, office leases, overhead, executive compensation, legal and similar expenses. Our marketing, general and administrative expenses were $256,901 for the six months ended June 30, 2019 as compared to $95 for the six months ended June 30, 2018. Such increase was due to the ramp up of our operations after we commenced operations in June 2018.

Management fees. We have appointed Tulsa Founders LLC as the sole manager of our company. Under our operating agreement, we are required to pay the manager a monthly asset management fee calculated as 5.5% of the total capital contributions as adjusted from time to time for capital withdrawals, distributions, additional contributions, allocations and other capital account adjustments. We record this management fee in an annualized manner, ratably recording this management expense over the course of 12 months. The manager reserves the right to defer collection of any compensation from the time it is earned until sufficient cash is available, without forfeiting any right to collect, although the manager may earn interest on any deferred compensation. This gives rise to a difference as to when the management fee is accrued and when the funds are paid the manager. For the six months ended June 30, 2019 and 2018, the total amount of management fees incurred was $201,843 and $277,133, respectively, none of which was paid.

Other income. Other income was $29,863 for the six months ended June 30, 2019, which consisted entirely of interest and dividend income. We did not have any other income for the six months ended June 30, 2018.

Net loss. As a result of the cumulative effect of the factors described above, our net loss increased by $20,642, or 7.45%, to $297,870 for the six months ended June 30, 2019 from $277,228 for the six months ended June 30, 2018.

Liquidity and Capital Resources

As of June 30, 2019, we had cash and cash equivalents of $2,613,869. Historically, we have financed our operations from private placements of equity securities and cash generated from revenues.

We intend to raise up to $50 million in the Regulation A offering described below and use funds to purchase properties or to lend to real estate developers. We have purchased and sold properties and have lent money as discussed below. Future acquisitions will depend highly on our funding, the availability of those funds, the availability of single family, multifamily and commercial properties that meet or investment criteria and the size of such liens to be acquired. We currently have no agreements, arrangements or understandings with any person to obtain funds through bank loans, lines of credit or any other sources. Since we have no such arrangements or plans currently in effect, our inability to raise funds for the above purposes will have a severe negative impact on our ability to remain a viable company.

Summary of Cash Flows

The following table presents a summary of our cash flows for the periods indicated:

	Six Months Ended June 30,
	2019	2018
Net cash used in operating activities	$(125,712)	$(70)
Net cash used in investing activities	(1,216,547)	-
Net cash provided by financing activities	188,877	5,038,780
Net change in cash and cash equivalents	(1,153,382)	5,038,710
Cash and cash equivalents at beginning of period	3,767,251	-
Cash and cash equivalents at end of period	$2,613,869	$5,038,710

Net cash used in operating activities was $125,712 for the six months ended June 30, 2019, as compared to $70 for the six months ended June 30, 2018. For the six months ended June 30, 2019, the net loss of $297,870 and decrease in accounts payable in the amount of $9,905, offset by increase in subscription receivable in the amount of $108,322, decrease in payment of management fees to related party of $73,282 and decrease in mortgage interest receivable of $449, were the primary drivers of the net cash provided by operating activities. For the six months ended June 30, 2018, the net loss of $277,228, offset by decrease in payment of management fees to related party in the amount of $277,158, were the primary drivers of the net cash used in operating activities.

Net cash used in investing activities was $1,216,547 for the six months ended June 30, 2019, which consisted of mortgage note receivables in the amount of $1,361,766 and costs of developing properties in the amount of $195,981, offset by cash held in escrow for investment in the amount of $341,200. We had no investing activities in the six months ended June 20, 2018.

Net cash provided by financing activities was $188,877 for the six months ended June 30, 2019, as compared to $5,038,780 for the six months ended June 30, 2018. For the six months ended June 30, 2019, net cash provided by financing activities consisted of net proceeds from the issuance of membership interests in the amount of $200,611 and costs paid by related party in the amount of $40,629, offset by payments for offering costs in the amount of $52,363, while net cash provided by financing activities for the six months ended June 30, 2018 consisted of net proceeds from the issuance of membership interests in the amount of $5,297,900, offset by offering costs in the amount of $259,120.

Regulation A Offering

On February 2, 2018, we launched an offering under Regulation A of Section 3(6) of the Securities Act for Tier 2 offerings, pursuant to which we are offering up to 1,000,000 Class A units at an offering price of $50 per unit for total gross proceeds of up to $5 million. Additionally, investors pay $25.50 per investment instance (regardless of how many units) as transaction costs and escrow fees. Amounts the investors pay as transaction costs and escrow fees are included in the gross amount of capital received. As of June 30, 2019, we have issued an aggregate of 148,892 Class A units to over 9,000 investors for total gross proceeds of $7,695,595. We have $4,829 of funds receivable from the escrow vendor as funds that have been subscribed to, but not yet received by us. Additionally, we have incurred a total of $449,945 in costs associated with the offering, including administrative costs, legal costs and other costs related to the offering. As a result, we have received net proceeds of approximately $7,240,821.

Sale of Knapp Street

On February 28, 2019, our subsidiary, 1806 Knapp Street LLC, or 1806 Knapp Street, sold the Knapp Street property (also known as Wasey subdivision in public filings) to an unrelated buyer, Elixir of Life LLC. In connection with the sale, we received cash in the amount of $14,166. The buyer also issued a promissory note to 1806 Knapp Street for $472,000 and for $55,000. The balance of $472,000 matures on December 28, 2019 and accrues interest at a rate of 12% per annum. The balance of $55,000 matures on the earlier of (i) December 31, 2019, (ii) upon the borrower refinancing the property or (iii) the borrower conveying the property. The note is secured by a mortgage on the property. The intention of this investment is to provide the developer with funds for acquisition and renovation costs.

Note Receivables

On April 24, 2019, we entered into a note in the principal amount of $206,000 related to a loan for a single-family fix and flip refinance and rehabilitation of a real estate asset in a gentrified area of Nashville, TN. During the six months ended June 30, 2019, we loaned $183,644 to the borrower under this note. This note matures on April 24, 2020, accrues interest at a rate of 12% per annum and includes deferral of interest payments until November 24, 2019. In addition to the principal and interest, the borrower is required to pay an exit fee of $15,000 on the earlier of (i) the maturity date, (ii) upon the borrower refinancing the property or (iii) the borrower conveying the property. The note is secured by a mortgage on the property.

On April 26, 2019, we entered into a promissory note in the principal amount of $364,000 related to a loan for the acquisition and development of a distressed asset in one of the most desirable districts and zip codes of Atlanta, GA known as Buckhead. During the six months ended June 30, 2019, we loaned $364,000 to the borrower under this note. This note matures on April 26, 2020, accrues interest at a rate of 16% per annum and includes deferral of interest payments until November 26, 2019. The note is secured by a mortgage on the property.

On April 29, 2019, we entered into a note in the principal amount of $314,772 related to a loan for the rehabilitation of three single family homes in a gentrified area of Cincinnati. During the six months ended June 30, 2019, we loaned $91,922 to the borrower under this note. This note matures on April 29, 2020, accrues interest at a rate of 15.5% per annum and includes deferral of interest payments until November 29, 2019. The borrower may extend the maturity date for one additional six month period upon 30 days’ notice and payment of an extension fee of $5,000. In addition to the principal and interest, the borrower is required to pay an exit fee of $32,814.63 on the earlier of (i) the maturity date (as may be extended), (ii) upon the borrower refinancing the property or (iii) the borrower selling the property. The note is secured by a mortgage on the property.

On May 30, 2019, we entered into a balloon note in the principal amount of $438,000 related to a loan for the acquisition and rehabilitation of three distressed buildings on one lot in the seventh ward near the famous French Quarter in New Orleans. During the six months ended June 30, 2019, we loaned $248,000 to the borrower under this note. This note matures on May 1, 2020 and accrues interest at a rate of 15.25% per annum. The maturity date of this note may be extended to June 1, 2020 if certain conditions contained in the note are met, in which case the interest rate will be modified in accordance with the terms of the note. The note is secured by a mortgage on the property.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles, or GAAP, requires our management to make assumptions, estimates and judgments that affect the amounts reported, including the notes thereto, and related disclosures of commitments and contingencies, if any. We have identified certain accounting policies that are significant to the preparation of our financial statements. These accounting policies are important for an understanding of our financial condition and results of operation. Critical accounting policies are those that are most important to the portrayal of our financial condition and results of operations and require management’s difficult, subjective, or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments. We believe the following critical accounting policies involve the most significant estimates and judgments used in the preparation of our financial statements:

Revenue Recognition

Revenue consists of origination fees, rental income, transaction fees and interest income earned on real estate assets. All income is recognized by our company on a straight-line basis. On January 1, 2018, we adopted Accounting Standards Update, or ASU, 2014-09 and all related amendments in accordance with ASU 2014-09 and elected to apply the new revenue standard prospectively as 2018 was the first year we commenced commercial operations.

Our presentation of revenue within our consolidated statements of operations is separated into its component parts by the nature and timing of the revenue streams. Revenue relating to real estate investment activities are accrued as earned.

●	Mortgage interest income – We record interest income from mortgage lending on a straight-line, daily basis.

●	Loan origination fee – We charge an upfront one-time fee.

●	Rental income – We record rental income from rent collected at 3015 RN Martin St.

●	Transaction/management fee – We charge an upfront one-time fee.

We anticipate earning revenue from various other real estate activities including property sales, property leasing, and other fees for services.

Mortgage Notes Receivable and Credit Policy

We intend on investing in mortgage notes receivable from developers and other real estate investors. Each mortgage note receivable will not exceed seventy percent (70%) of the fair value of the real estate which is to be pledged as collateral. By policy, we routinely assess the financial strength of the mortgagor and believe that its credit risk is limited.

Investments in Real Property, Mortgages and Equipment and Depreciation

Upon acquisition of real estate, our manager determines the best use of the real estate assets either has held for sale, development and leasing, entering joint ventures, or seller-financing sales. Real estate assets are carried at cost plus capitalized carrying charges. Carrying charges are primarily interest, if any, and real estate taxes which are capitalized as part of properties under development. Expenditures directly related to the development and improvement of real estate assets are capitalized at cost as land and buildings and improvements. We begin capitalizing development, construction, and carrying costs when the development of the future real estate asset is probable and activities necessary to prepare the underlying real estate for its intended use have been initiated. All construction and certain carrying costs are capitalized and reported in the balance sheet as properties under development until the apartment homes are substantially completed. As real estate properties under development properties are completed, the total capitalized development cost of each apartment home is transferred from properties under development including land to buildings and improvements.

Properties Held for Sale

In the view of our manager, some real estate investments are most beneficial to as a “fix- n-flip” where we add value to the property before its resale. For properties where management has made this determination, the properties are recorded at cost on the consolidated balance sheet. Because these properties are held for sale, no depreciation is recorded.

Projects under Development

When a real estate property is to be developed and operated by us, the fair value of tangible and intangible assets, which includes land, buildings (as-if-vacant), furniture and fixtures, the value of in-place leases, including above and below market leases, and acquired liabilities (if any). In estimating these values, we apply methods similar to those used by independent appraisers of income producing property. Estimates of fair value of acquired debt are based upon interest rates available for the issuance of debt with similar terms and remaining maturities. Depreciation is computed on a straight-line basis over the remaining useful lives of the related tangible assets. Buildings and improvements are depreciated over 5-35 years. Furniture, fixtures, equipment and other assets are depreciated over 3-20 years. Other intangible assets are amortized over their estimated useful life. As of June 30, 2019, our development project has not yet been completed so no depreciation has been recorded. Costs associated with the development of the project are capitalized to the cost basis of the property.

Seller-financed Mortgage Lending

We may also offer mortgage lending on our real estate investments to third-parties and earn interest and loan origination fees. Because these properties are conveyed to third-parties in exchange for a promissory note, a mortgage receivable asset would be recorded on the consolidated balance sheets.

Asset Impairment

Long-lived assets are reviewed for impairment annually or whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Impairment may exist if estimated future undiscounted cash flows associated with long-lived assets are not sufficient to recover the carrying value of such assets or if it is determined there is an other-than-temporary decline in an assets value below its carrying value. We consider projected future undiscounted cash flows, trends, strategic decisions regarding future development plans, and other factors in its assessment of whether impairment conditions exist. As our projections of future cash flows are estimates, different assumptions regarding a number of factors, including market rents, economic conditions, and occupancies, could significantly affect these estimates. In estimating fair value, management uses appraisals, management estimates, and discounted cash flow calculations which utilize inputs from a marketplace participant’s perspective. When impairment exists, the long-lived asset is adjusted to its fair value. We did not record any impairment charges for the six months ended June 30, 2019 and 2018.

Fair Value Measurement

For financial assets and liabilities recorded at fair value on a recurring or non-recurring basis, fair value is the price we would receive to sell an asset, or pay to transfer a liability, in an orderly transaction with a market participant at the measurement date. In the absence of such data, fair value is estimated using internal information consistent with what market participants would use in a hypothetical transaction.

In determining fair value, observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our market assumptions; preference is given to observable inputs. These two types of inputs create the following fair value hierarchy:

●	Level 1: Quoted prices for identical instruments in active markets.

●	Level 2: Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

●	Level 3: Significant inputs to the valuation model are unobservable.

The following describes the valuation methodologies we use to measure different financial instruments at fair value on a recurring basis:

As of June 30, 2019 and December 31, 2018, the carrying values of cash and cash equivalents, mortgage interest receivable, and accounts payable represent fair value because of the short-term nature of these instruments. The carrying value of subscriptions receivable approximates its fair value based on the nature of our assessment of the ability to collect these amounts from escrow. The carrying value of our escrow deposit approximates its fair value.

Securities Offering Costs

We have incurred costs associated with our securities offering exempt from registration under Regulation A and we account for these costs under Accounting Standard Codification, or ASC, 505-10-45-2. These costs include transaction costs such as escrow fees, diligence fees and transactional fees, in addition to overall offering costs such as legal expenses associated with the offering. Such costs have been charged to Class A members’ capital as they are directly attributable to the offering of Class A units. As of June 30, 2019, the Class A members’ capital has been charged $449,945 of offering costs.

Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board, or FASB, issued ASU No. 2014-09, “Revenue from Contracts with Customers.” Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. We adopted this new accounting standard as of January 1, 2018.

In February 2016, FASB issued ASU No. 2016-02, “Leases,” that requires organizations that lease assets, referred to as “lessees,” to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our consolidated financial statements and related disclosures.

FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to our company or (iv) are not expected to have a significant impact on our consolidated balance sheet.

Item 2.	Other Information

We have no information to disclose that was required to be in a report on Form 1-U during the semiannual period covered by this Form 1-SA, but was not reported.

Item 3.	Financial Statements

TULSA REAL ESTATE FUND, LLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2019 AND DECEMBER 31, 2018

	June 30, 2019	December 31, 2018
	(unaudited)
ASSETS
Real estate assets, at cost (Note 3)
Escrow deposit	$-	$341,200
Properties held for resale	440,601	364,363
Mortgage notes receivable	1,361,766
Real estate development	2,358,011	2,238,268
Total real estate assets	4,160,378	2,943,831

Due from manager (Note 4)	-	103,842
Cash and cash equivalents	2,613,869	3,767,251
Mortgage interest receivable	-	449
Class A membership subscriptions receivable (Note 7)	4,829	113,161
Total assets	$6,779,076	$6,928,534

LIABILITIES AND MEMBERS’ CAPITAL
Current liabilities:
Due to Manager (Note 4)	$10,069	$-
Accounts payable	7,725	17,630
Total liabilities	17,794	17,630

Members’ Capital:
Class A Membership Interests, net of refunds (see Note 7) (1,000,000 units authorized, 148,892 and 145,069 units outstanding as of June 30, 2019 and December 31, 2018, respectively)	6,761,232	6,910,854
Class B Membership Interests, net (1 unit authorized and outstanding as of June 30, 2019 and December 31, 2018)	50	50
Total members’ capital	6,761,282	6,910,904

Total liabilities and members’ capital	$6,779,076	$6,928,534

See accompanying notes to the consolidated financial statements

TULSA REAL ESTATE FUND, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2019 AND 2018

(UNAUDITED)

	Six Months Ended June 30,
	2019	2018
Revenue:
Loan origination fees	$53,132	$-
Mortgage interest income	27,879	-
Rental income	3,000	-
Transaction fees	47,000	-
Total revenue:	131,011	-

Operating expenses:
Marketing, general and administrative	256,901	95
Management fee (Note 9)	201,843	277,133
Total operating expenses	458,744	277,228

Operating loss	(327,733)	(277,228)

Other income:
Interest and dividend income	29,863	-
Total other income	29,863	-

Net loss before income taxes	(297,870)	(277,228)
Provision for income taxes	-	-
Net loss	$(297,870)	$(277,228)

ALLOCATION OF NET LOSS TO MEMBERSHIP AND PER UNIT DATA:
ALLOCATION OF NET LOSS TO CLASS A (Note 7)	$(297,870)	$(277,228)
Weighted average Class A units outstanding during the period	216,993	54,402
Loss per weighted average Class A unit outstanding during the period	$(1.37)	$(5.10)

ALLOCATION OF NET LOSS TO CLASS B	$-	$-
Weighted average Class B units outstanding during the period	1	1
Loss per weighted average Class B unit outstanding during the period	$-	$-

See accompanying notes to the consolidated financial statements

TULSA REAL ESTATE FUND, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ CAPITAL

FOR THE SIX MONTHS ENDED JUNE 30, 2019 AND 2018

(UNAUDITED)

Six Months Ended June 30, 2018

	Class A Membership Value ($)	Class B Membership Value ($)	Total Members’ Capital
Balance as of January 1, 2018	$-	$-	$-
Membership issuances	5,575,008	50	5,575,058
Costs of membership offering	(259,120)	-	(259,120)
Net loss	(277,228)	-	(277,228)
Balance as of June 30, 2018	$5,038,660	$50	$5,038,710

Six Months Ended June 30, 2019

	Class A Membership Value ($)	Class B Membership Value ($)	Total Members’ Capital
Balance as of January 1, 2019	$6,910,854	$50	$6,910,904
Membership issuances	202,035	-	202,035
Membership refunds	(1,424)	-	(2,375)
Costs of membership offering	(52,363)	-	(190,825)
Net loss	(297,870)	-	(297,870)
Balance as of June 30, 2019	$6,761,323	$50	$6,761,282

See accompanying notes to the consolidated financial statements

TULSA REAL ESTATE FUND, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2019 AND 2018

(UNAUDITED)

	Six Months Ended June 30,
	2019	2018
Cash flows from operating activities:
Net loss	$(297,870)	$(277,228)
Adjustments to reconcile net loss to net cash used in operating activities:
Changes in operating assets and liabilities:
(Increase)/decrease in payment of management fees to related party	73,282	277,158
(Increase)/decrease in subscription receivable	108,332	-
(Increase)/decrease in mortgage interest receivable	449	-
Increase/(decrease) in accounts payable	(9,905)	-
Net cash provided by (used in) operating activities	(125,712)	(70)

Cash flows from investing activities:
Mortgage note receivables	(1,361,766)	-
Costs of developing properties	(195,981)	-
Cash held in escrow for investment	341,200	-
Net cash used in investing activities	(1,216,547)	-

Cash flows from financing activities:
Costs paid by related party on behalf of company	40,629	-
Net proceeds from the issuance of membership interests	200,611	5,297,900
Payments for cost of membership offering	(52,363)	(259,120)
Net cash provided by financing activities	188,877	5,038,780

Net change in cash and cash equivalents	(1,153,382)	5,038,710
Cash and cash equivalents at beginning of period	3,767,251	-
Cash and cash equivalents at end of period	$2,613,869	$5,038,710

Supplemental disclosures of cash flow information:
Cash paid for interest	$-	$-
Cash paid for income taxes	$-	$-

See accompanying notes to the consolidated financial statements

TULSA REAL ESTATE FUND, LLC AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2019 AND 2018

NOTE 1 - NATURE OF OPERATIONS

Tulsa Real Estate Fund, LLC, a limited liability company formed under the laws of the State of Georgia (the “Company”), and subsidiaries, is an early-stage real estate investment and development company. The Company was formed in on July 20, 2016 and began operations in June 2018. The Company’s overall strategy is to purchase multifamily, single family, commercial property and raw land in mostly urban communities and to rehab, develop, lease or sell those properties for a profit.

The Company has created wholly-owned subsidiaries as special purpose entities to own investment assets for the Company. The results of these subsidiaries have been consolidated with the Company in these consolidated financial statements. The states of organization, dates of formation and entity type of the subsidiaries are listed below:

Subsidiary	State of organization	Date of formation	Type of entity
TREF Legacy Center LLC	Georgia	October 4, 2018	Limited liability company
1806 Knapp Street LLC	Louisiana	December 26, 2018	Limited liability company
1000 Carteret Road LLC	New Jersey	December 19, 2018	Limited liability company
JMREP 28, LLC	Georgia	May 4, 2017	Limited liability company

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“GAAP”). The Company adopted the calendar year as its basis for reporting for the consolidated financial statements.

Principles of Consolidation

The Company’s consolidated financial statements include its accounts and the accounts of other subsidiaries over which the Company has control. All intercompany transactions, balances, and profits have been eliminated in consolidation. As described in Note 1, the Company presents its financial results for the period ended June 30, 2019 consolidated with its three subsidiaries.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term. All amounts are rounded to the nearest whole dollar upon presentation so certain sums or differences may reflect a rounding difference in some instances.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company’s checking account. As of June 30, 2019 and December 31, 2018, the Company had $2,613,869 and $3,767,251, respectively, cash on hand.

Mortgage Notes Receivable and Credit Policy

The Company intends on investing in mortgage notes receivable from developers and other real estate investors. Each mortgage note receivable will not exceed seventy percent (70%) of the fair value of the real estate which is to be pledged as collateral. The Company, by policy, routinely assesses the financial strength of the mortgagor and believes that its credit risk is limited.

Investments in Real Property, Mortgages and Equipment and Depreciation

Upon acquisition of real estate, the Manager (as defined in Note 4) determines the best use of the real estate assets either has held for sale, development and leasing, entering joint ventures, or seller-financing sales. Real estate assets are carried at cost plus capitalized carrying charges. Carrying charges are primarily interest, if any, and real estate taxes which are capitalized as part of properties under development. Expenditures directly related to the development and improvement of real estate assets are capitalized at cost as land and buildings and improvements. The Company begins capitalizing development, construction, and carrying costs when the development of the future real estate asset is probable and activities necessary to prepare the underlying real estate for its intended use have been initiated. All construction and certain carrying costs are capitalized and reported in the balance sheet as properties under development until the apartment homes are substantially completed. As real estate properties under development properties are completed, the total capitalized development cost of each apartment home is transferred from properties under development including land to buildings and improvements.

Properties Held for Sale

In the view of the Manager, some real estate investments are most beneficial to the Company as a “fix- n-flip” where the Company adds value to the property before its resale. For properties where management has made this determination, the properties are recorded at cost on the consolidated balance sheet. Because these properties are held for sale, no depreciation is recorded.

Projects under Development

When a real estate property is to be developed and operated by the Company, the fair value of tangible and intangible assets, which includes land, buildings (as-if-vacant), furniture and fixtures, the value of in-place leases, including above and below market leases, and acquired liabilities (if any). In estimating these values, the Company applies methods similar to those used by independent appraisers of income producing property. Estimates of fair value of acquired debt are based upon interest rates available for the issuance of debt with similar terms and remaining maturities. Depreciation is computed on a straight-line basis over the remaining useful lives of the related tangible assets.

Buildings and improvements are depreciated over 5-35 years. Furniture, fixtures, equipment and other assets are depreciated over 3-20 years. Other intangible assets are amortized over their estimated useful life.

As of June 30, 2019, the Company’s development project has not yet been completed so no depreciation has been recorded. Costs associated with the development of the project are capitalized to the cost basis of the property.

Seller-financed Mortgage Lending

The Company may also offer mortgage lending on its real estate investments to third-parties and earn interest and loan origination fees. Because these properties are conveyed to third-parties in exchange for a promissory note, a mortgage receivable asset would be recorded on the consolidated balance sheets.

Asset Impairment

Long-lived assets are reviewed for impairment annually or whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Impairment may exist if estimated future undiscounted cash flows associated with long-lived assets are not sufficient to recover the carrying value of such assets or if it is determined there is an other-than-temporary decline in an assets value below its carrying value. The Company considers projected future undiscounted cash flows, trends, strategic decisions regarding future development plans, and other factors in its assessment of whether impairment conditions exist. As the Company’s projections of future cash flows are estimates, different assumptions regarding a number of factors, including market rents, economic conditions, and occupancies, could significantly affect these estimates. In estimating fair value, management uses appraisals, management estimates, and discounted cash flow calculations which utilize inputs from a marketplace participant’s perspective. When impairment exists, the long-lived asset is adjusted to its fair value. The Company did not record any impairment charges for the six months ended June 30, 2019 and 2018.

Fair Value Measurement

For financial assets and liabilities recorded at fair value on a recurring or non-recurring basis, fair value is the price the Company would receive to sell an asset, or pay to transfer a liability, in an orderly transaction with a market participant at the measurement date. In the absence of such data, fair value is estimated using internal information consistent with what market participants would use in a hypothetical transaction.

In determining fair value, observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s market assumptions; preference is given to observable inputs. These two types of inputs create the following fair value hierarchy:

●	Level 1: Quoted prices for identical instruments in active markets.

●	Level 2: Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

●	Level 3: Significant inputs to the valuation model are unobservable.

The following describes the valuation methodologies the Company uses to measure different financial instruments at fair value on a recurring basis:

As of June 30, 2019 and December 31, 2018, the carrying values of cash and cash equivalents, mortgage interest receivable, and accounts payable represent fair value because of the short-term nature of these instruments. The carrying value of subscriptions receivable approximates its fair value based on the nature of the Company’s assessment of the ability to collect these amounts from escrow. The carrying value of our escrow deposit approximates its fair value.

Per Unit Data

Basic earnings per unit are computed using net income or loss attributable to each class of the Company’s unitholders and the weighted average number of units outstanding. Diluted earnings per unit reflect units issuable from the assumed conversion of unit options and unit awards granted and other instruments convertible into common units. Only those items having a dilutive impact on basic earnings per share are included in diluted earnings per share. As of June 30, 2019 and December 31, 2018, there were no instruments outstanding that have a dilutive impact on the number of Class A or Class B units outstanding.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the consolidated financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company is taxed as partnership for US federal income tax purposes. Additionally, the Company’s subsidiaries, as single-member limited liability companies, are treated as disregarded as separate from the Company for US federal income tax purposes. Accordingly, all consolidated items of income, deductions, gains or losses and credits are allocated to the members in accordance with the operating agreement and subchapter K of the Internal Revenue Code. Since the Company is not liable for tax itself, no material federal tax provision has been recorded.

The Company has filed or will file all of its federal and state income tax return since inception. The positions shown on those tax returns are open for examination for a period of three years. Currently, the Company is not under examination by any taxing jurisdiction and has not been assessed any interest or penalties related to income tax matters. The Company routinely evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of June 30, 2019, the unrecognized tax benefits accrual was zero.

Revenue Recognition

For the six months ended June 30, 2019 and 2018, the Company recorded $131,011 and $0 of revenue consisting of origination fees, rental income, transaction fees and interest income earned on real estate assets. All income is recognized by the Company on a straight-line basis. On January 1, 2018, the Company adopted Accounting Standards Update (“ASU”) 2014-09 and all related amendments in accordance with ASU 2014-09 and elected to apply the new revenue standard prospectively as 2018 was the first year the Company commenced commercial operations.

The Company’s presentation of revenue within its consolidated statements of operations is separated into its component parts by the nature and timing of the revenue streams. The Company’s revenue relating to its real estate investment activities are accrued as earned.

●	Mortgage interest income – The Company records interest income from mortgage lending on a straight-line, daily basis.

●	Loan origination fee – The Company charges an upfront one-time fee.

●	Rental income – The Company records rental income from rent collected at 3015 RN Martin St.

●	Transaction/management fee – The Company charges an upfront one-time fee.

The Company anticipates earning revenue from various other real estate activities including property sales, property leasing, and other fees for services.

Marketing and Advertising Expenses

The Company expenses advertising costs as they are incurred.

Organizational Costs

The Manager has borne the organizational costs, including accounting fees, legal fee, and costs of incorporation. See Note 4 for additional information.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America in the name of the Manager, which it believes to be credit worthy. The Federal Deposit Insurance Corporation (“FDIC”) insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. As of June 30, 2019 and December 31, 2018, the Company maintained bank account balances in excess of the FDIC insurance limit of $2,210,597 and $3,446,856, respectively.

Concentration of Geographical Risk

Due to its ownership and development of the TREF Legacy Center at 3015 Martin Street, Atlanta, the Company is subject to risk factors relating to the Atlanta, Georgia geography. The assets located in this geography represent 35% of the Company’s assets as of June 30, 2019. Despite this geographical concentration, the Company believes the assets located there do not require impairment due to this risk.

Securities Offering Costs

The Company has incurred costs associated with its securities offering exempt from registration under Regulation A and the Company accounts for these costs under Accounting Standard Codification (“ASC”) 505-10-45-2. These costs include transaction costs such as escrow fees, diligence fees and transactional fees, in addition to overall offering costs such as legal expenses associated with the offering. Such costs have been charged to Class A members’ capital as they are directly attributable to the offering of Class A units. As of June 30, 2019, the Company’s Class A members’ capital has been charged $449,945 of offering costs.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2014-09, “Revenue from Contracts with Customers.” Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. The Company adopted this new accounting standard as of January 1, 2018.

In February 2016, FASB issued ASU No. 2016-02, “Leases,” that requires organizations that lease assets, referred to as “lessees,” to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The Company is currently evaluating the effect that the updated standard will have on its consolidated financial statements and related disclosures.

FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company or (iv) are not expected to have a significant impact on the Company’s consolidated balance sheet.

NOTE 3 – REAL ESTATE ASSETS / INVESTMENTS

As of June 30, 2019 and December 31, 2018, the Company has acquired two and zero projects, respectively. The Company records these investments at cost and classifies such costs as real estate investment assets.

The Company’s investments in 2019 are located at 1000 Carteret Road, Bridgewater, NJ and 3015 Martin Street, Atlanta, GA.

Properties held for resale

The investment located at 1000 Carteret Road is held for resale and the Company expects to sell this investment property in 2019. This property is recorded at its acquisition cost of $364,363 as of December 31, 2018. In the six months ended June 30, 2019, an additional $76,238 was invested into the property for renovations and carrying costs. The property is currently listed for sale, with an asking price of $475,000.

Projects under development

The investment located at 3015 Martin Street was acquired in October 2018, is currently under development, and is currently intended to become a long-term investment for which the Company will receive rental income. Depending on management’s opinion of the market, the Company may alter its intended holding period. As this property has not been placed in service for its intended use, no depreciation has been recorded as of June 30, 2019. The commercial real estate is comprised of 30,000 square feet of office space on 2.6 acres of land. Management estimates the approximate cost of the renovations to be incurred in 2019 to be $600,000. The following table summarizes the Company’s investments held for development as of June 30, 2019 and December 31, 2018.

	As of June 30, 2019	As of December 31, 2018
Property investment cost	$2,118,585	$2,118,585
Repositioning costs	239,426	119,683
Depreciation	-	-
Total investments held for development	$2,358,011	$2,232,268

Sale of Knapp Street

On February 28, 2019, the Company’s subsidiary, 1806 Knapp Street LLC (“1806 Knapp Street”), sold the Knapp Street property (also known as Wasey subdivision in public filings) to an unrelated buyer, Elixir of Life LLC. In connection with the sale, the Company received cash in the amount of $14,166. The buyer also issued a promissory note to 1806 Knapp Street for $472,000 and for $55,000. The balance of $472,000 matures on December 28, 2019 and accrues interest at a rate of 12% per annum. The balance of $55,000 matures on the earlier of (i) December 31, 2019, (ii) upon the borrower refinancing the property or (iii) the borrower conveying the property. The note is secured by a mortgage on the property. The intention of this investment is to provide the developer with funds for acquisition and renovation costs.

Note Receivables

On April 24, 2019, the Company entered into a note in the principal amount of $206,000 related to a loan for a single-family fix and flip refinance and rehabilitation of a real estate asset in a gentrified area of Nashville, TN. During the six months ended June 30, 2019, the Company loaned $183,644 to the borrower under this note. This note matures on April 24, 2020, accrues interest at a rate of 12% per annum and includes deferral of interest payments until November 24, 2019. In addition to the principal and interest, the borrower is required to pay an exit fee of $15,000 on the earlier of (i) the maturity date, (ii) upon the borrower refinancing the property or (iii) the borrower conveying the property. The note is secured by a mortgage on the property.

On April 26, 2019, the Company entered into a promissory note in the principal amount of $364,000 related to a loan for the acquisition and development of a distressed asset in one of the most desirable districts and zip codes of Atlanta, GA known as Buckhead. During the six months ended June 30, 2019, the Company loaned $364,000 to the borrower under this note. This note matures on April 26, 2020, accrues interest at a rate of 16% per annum and includes deferral of interest payments until November 26, 2019. The note is secured by a mortgage on the property.

On April 29, 2019, the Company entered into a note in the principal amount of $314,772 related to a loan for the rehabilitation of three single family homes in a gentrified area of Cincinnati. During the six months ended June 30, 2019, the Company loaned $91,922 to the borrower under this note. This note matures on April 29, 2020, accrues interest at a rate of 15.5% per annum and includes deferral of interest payments until November 29, 2019. The borrower may extend the maturity date for one additional six month period upon 30 days’ notice and payment of an extension fee of $5,000. In addition to the principal and interest, the borrower is required to pay an exit fee of $32,814.63 on the earlier of (i) the maturity date (as may be extended), (ii) upon the borrower refinancing the property or (iii) the borrower selling the property. The note is secured by a mortgage on the property.

On May 30, 2019, the Company entered into a balloon note in the principal amount of $438,000 related to a loan for the acquisition and rehabilitation of three distressed buildings on one lot in the seventh ward near the famous French Quarter in New Orleans. During the six months ended June 30, 2019, the Company loaned $248,000 to the borrower under this note. This note matures on May 1, 2020 and accrues interest at a rate of 15.25% per annum. The maturity date of this note may be extended to June 1, 2020 if certain conditions contained in the note are met, in which case the interest rate will be modified in accordance with the terms of the note. The note is secured by a mortgage on the property.

NOTE 4 – DUE FROM MANAGER

As discussed more fully in the Company’s operating agreement, the Company has appointed Tulsa Founders, LLC as the sole manager of the Company (the “Manager”). As described in Note 9, management fees and other reimbursable expenses are accrued by the Company and payable to the Manager. During 2018, the Company paid the Manager amounts that exceed the accrued management fee per the payment schedule provided for in the Company’s operating agreement. As of June 30, 2019, the net payable from the Company to the Manager is $10,069. Amounts due to or due from the Company and the Manager are netted together and classified as a current asset or current liability depending on the amount.

	As of June 30, 2019	As of December 31, 2018
Company expenses paid for by the Manager	$(40,629)	$(112,24)
Company reimbursement for expenses paid by management	128,561	-
Management fees paid in excess of accrued management fee expense	-	216,085
Management fees accrued	(201,843)	-
Total due to/(from) Company	$(10,069)	$103,842

Although the Manager may charge up to 10% per annum on amounts the Company owes the Manager, the Manager has opted not to charge interest at this time.

Prior to raising capital, the Manager paid all of the organizational, legal fees and registration costs of the Company in an amount approximating $125,000.

NOTE 5 – INCOME TAX PROVISION

As an entity treated as a partnership for US federal income tax purposes, all items of income, deduction, gain, loss and credit flows through the Company and is taxable to the members of the Company. No material state income tax provision exists for the Company.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company received a civil subpoena from the Securities and Exchange Commission seeking documents and other information concerning the Company. The Company has engaged counsel to respond to the subpoena and intends to cooperate with the investigation. The likelihood of an unfavorable outcome and the amount of financial exposure from such investigation are not yet determinable, and therefore the Company has not yet recognized a liability for the potential outcome of this matter.

NOTE 7 – MEMBERS’ CAPITAL

Class A and Class B Membership Interests

The Company has two classes of membership interests – Class A membership interests and Class B membership interests. The Company is authorized to issue 1,000,000 Class A units. As of June 30, 2019 and December 31, 2018, there were 148,892 and 145,069 Class A units outstanding, respectively. Class A members have very limited voting rights except as provided for in the Company’s operating agreement. The voting preferences of the Class A member relate primarily to major decisions of the Company. Class A members receive an annualized, preferred, cumulative, non- compounding return of 8% per annum. After the Company has distributed cash equal to the preferred return to Class A members, Class A and Class B members divide the remaining distributable cash evenly.

Class B membership interests are reserved for the Manager, have full management authority, and receive an even share of distributable cash with Class A members once the preferred return has been distributed. There is a single Class B unit authorized and outstanding. Class B units are irrevocably held by the Manager even if the current manager is removed from management under the terms of the operating agreement.

Class A unitholders may request a withdrawal or redemption from their membership in the Company subject to Company approval, after a period of 12 months of investment in the Company and only to the extent of 5% of the invested capital of the Company. If a member does not contribute all or any portion of the capital contribution they had committed to, the Company may sell additional interests in the Company to existing members on a right of first refusal basis at a rate of 1.5 times the value of the original investment. If the existing members of the Company do not elect to participate in the purchase of additional interests, the Company may sell the interests to a third party at a rate of 1.5 times the value of the original investment.

As members of a limited liability company, the members’ liability for Company debts and obligations is limited to the amount of their investment.

Class A Membership Interest Issuances

As part of its securities offering under Regulation A, as of June 30, 2019, the Company has issued an aggregate of 148,892 Class A units to over 9,000 investors at a purchase price of $50 per unit. Additionally, investors pay $25.50 per investment instance (regardless of how many units) as transaction costs and escrow fees. Amounts the investors pay as transaction costs and escrow fees are included in the gross amount of capital received. Accordingly, the Company has received gross proceeds of $7,695,595. The Company has $4,829 of funds receivable from the escrow vendor as funds that have been subscribed to, but not yet received by the Company. Additionally, the Company has incurred a total of $449,945 in costs associated with the offering, including administrative costs, legal costs and other costs related to the offering. As a result, the Company has received net proceeds of approximately $7,240,821. These costs are charged against capital as Class A members’ capital.

NOTE 8 – RELATED PARTY TRANSACTIONS

As described above in Note 4, the Company has received advances from the Manager for certain expenses and has paid management fees in full. Due to these transactions, certain amounts may be owed between the Company and the Manager from time to time. Because this is a related party transaction, no guarantee can be made that the terms of the arrangement is at arm’s length.

NOTE 9 – MANAGEMENT FEE EXPENSES

The Manager charges the Company a monthly asset management fee equal to 5.5% of the total capital contributions as adjusted from time to time for capital withdrawals, distributions, additional contributions, allocations and other capital account adjustments. The Company records this management fee in an annualized manner, ratably recording this management expense over the course of 12 months. The Manager reserves the right to defer collection of any compensation from the time it is earned until sufficient cash is available, without forfeiting any right to collect, although the Manager may earn interest on any deferred compensation. This gives rise to a difference as to when the management fee is accrued and when the funds are paid the Manager. For the six months ended June 30, 2019 and 2018, the total amount of management fees incurred was $201,843 and $277,133, respectively. As of June 30, 2019 and December 31, 2018, the total amount of management fee paid was $0 and $0, respectively.

While not classified as a management fee, the Manager is entitled to a carried interest in 50% of the distributable cash once the preferred return has been distributed by virtue of holding all of the Class B Membership Interests. To date, no carried interest was earned or paid to the manager under this carried interest provision.

NOTE 10 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after June 30, 2019 through the issuance date of these financial statements, October 2, 2019. Except as set forth below, there have been no events or transactions during this time which would have a material effect on these financial statements.

Refinance of Knapp Street Loan

On January 3, 2020, Elixir of Life LLC repaid the note referred to above through a refinance for a total payoff amount of $532,181. On the same day, Elixir of Life LLC issued the Company a new promissory note in the principal amount of $50,000 and the Company loaned $50,000 to the borrower under this note. This note matures on January 2, 2022 and accrues interest at a rate of 15% per annum. In addition to the principal and interest, the borrower is required to pay an exit fee of $7,500 when the note is repaid. The note is secured by a second mortgage on the property.

Investment in Tredway Properties

On June 3, 2019, the Company’s wholly owned subsidiary JMREP 28, LLC (“JMREP”) entered into an amended and restated operating agreement with Alchemy Real Estate Investment Group LLC (“Alchemy”) related to the formation and management of 2360 Tredway Properties, LLC (“Tredway”), a company organized to engage in a single held asset for a 98-unit apartment community in Macon, Georgia known as The Oaks North. Pursuant to the operating agreement, JMREP acquired a 40% ownership interest in Tredway in exchange for a capital contribution of $550,000, which was made by JMREP on July 3, 2019. Pursuant to the operating agreement, JMREP received an origination fee of $16,500.

Pursuant to the operating agreement, cash flow shall be distributed as follows: (1) JMREP will receive 60% of the operational cash flow and Alchemy 40% of the operational cash flow until JMREP has received total distributions equal to its $550,000 capital contribution; (2) JMREP will receive 100% of all capital transaction net cash flows (proceeds from a debt refinancing and/or sale of the property) until JMREP has received total distributions equal to its $550,000 capital contribution; and (3) After JMREP has received total distributions equal to $550,000 from any source, all future distributions shall be made and aligned with the ownership interest with Alchemy being 60% and JMREP being 40%. Tredway is co-managed by Jermaine Morrison of JMREP and EJ Hawkins of Alchemy.

Additional Note Receivable

On July 15, 2019, the Company entered into an interest only note in the principal amount of $548,000 related to a loan for the refinance of two (2) student housing properties totaling 28 units located at Spelman College and Morehouse College in Atlanta. On July 15, 2019, the Company loaned $491,631 to the borrower under this note. This note matures on August 15, 2020, accrues interest at a rate of 8% per annum and includes deferral of interest payments until August 15, 2019. The borrower may extend the maturity date for one additional six month period upon payment of an extension fee of $5,000. In addition to the principal and interest, the borrower is required to pay an exit fee of $23,325 on the earlier of (i) the maturity date, (ii) upon the borrower refinancing the property or (iii) the borrower selling the property. The note is secured by a mortgage on the property. The Company charged an origination fee of $9,122 in connection with this loan.

Item 4.	Exhibits

Exhibit No.	Description
2.1	Articles of Organization of Tulsa Real Estate Fund, LLC (incorporated by reference to Exhibit 2A to the Offering Statement on Form 1-A POA filed on August 5, 2019)
2.2	Amended and Restated Company Agreement of Tulsa Real Estate Fund, LLC, dated May 18, 2019 (incorporated by reference to Exhibit 5 to the Offering Statement on Form 1-A POA filed on August 5, 2019)
4.1	Form of Subscription Agreement (incorporated by reference to Exhibit 4 to the Offering Statement on Form 1-A POA filed on August 5, 2019)
6.1*	Note, dated April 24, 2019, by BP Investment LLC, Phillip D. Black and Caryn R. Black in favor of Tulsa Real Estate Fund, LLC
6.2*	Deed of Trust, dated April 24, 2019, by BP Investment LLC, Phillip D. Black and Caryn R. Black in favor of Tulsa Real Estate Fund, LLC
6.3*	Promissory Note, dated April 26, 2019, by Anderson Holiday Holdings, LLC, Kelby R. Anderson and Felepe T. Holiday in favor of Tulsa Real Estate Fund, LLC
6.4*	Security Deed, dated April 26, 2019, by Anderson Holiday Holdings, LLC, Kelby R. Anderson and Felepe T. Holiday in favor of Tulsa Real Estate Fund, LLC
6.5*	Note, dated April 29, 2019, by New Beginnings Home Solutions, LLC and Paul Ellery, Jr. in favor of Tulsa Real Estate Fund, LLC
6.6*	Mortgage, dated April 29, 2019, by New Beginnings Home Solutions, LLC and Paul Ellery, Jr. in favor of Tulsa Real Estate Fund, LLC
6.7*	Note, dated May 30, 2019, by Cultivated Properties, LLC in favor of Tulsa Real Estate Fund, LLC
6.8*	Mortgage, dated May 30, 2019, by Miro Street Investments, LLC in favor of Tulsa Real Estate Fund, LLC
6.9*	Interest Only Note, dated July 15, 2019, by JMREP 23, LLC and Reshon Mitchell in favor of Tulsa Real Estate Fund, LLC
6.10*	Security Deed, dated July 15, 2019, by JMREP 23, LLC in favor of Tulsa Real Estate Fund, LLC
6.11*	Sale with Vendor’s Lien and Mortgage and Pledge and Collateral Assignment of Leases and Rents, dated January 2, 2019, between 1806 Knapp Street LLC and Elixir of Life LLC
6.12*	Promissory Note, dated February 28, 2019, by Elixir of Life LLC and Saran Johnson Adams in favor of 1806 Knapp Street LLC
6.13*	Promissory Note, dated January 3, 2020, by Elixir of Life LLC in favor of Tulsa Real Estate Fund, LLC
6.14*	Mortgage, Security Agreement and Pledge of Leases and Rents, dated January 3, 2020, by Elixir of Life LLC in favor of Tulsa Real Estate Fund, LLC
6.15*	Amended and Restated Operating Agreement of 2360 Tredway Properties, LLC, dated June 3, 2020, between JMREP 28, LLC and Alchemy Real Estate Investment Group LLC
8.1*	Escrow Agreement, dated May 29, 2018, between Prime Trust, LLC and Tulsa Real Estate Fund, LLC

*	filed herewith

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 8, 2020	TULSA REAL ESTATE FUND, LLC By: Tulsa Founders, LLC, its manager

/s/ Jay Morrison
Name: Jay Morrison
Title: Chief Executive Officer
(Principal Executive Officer and Principal Financial and Accounting Officer)